ADVISORY FEE WAIVER AGREEMENT

This ADVISORY FEE WAIVER AGREEMENT (“Agreement”) is dated as of November 1, 2020, by and between SUNAMERICA ASSET MANAGEMENT, LLC, a Delaware limited liability company (the “Adviser”), and SUNAMERICA SERIES TRUST, a Massachusetts business trust (the “Trust”).

WITNESSETH:

WHEREAS, the Adviser and the Trust are parties to that certain Investment Advisory and Management Agreement, dated January 1, 1999 (as amended, restated or otherwise modified from time to time, the “Advisory Agreement”), pursuant to which the Adviser serves as the investment adviser to the SA MFS Massachusetts Investors Trust Portfolio (the “Portfolio”); and

WHEREAS, the Trust, on behalf of the Portfolio, pays the Adviser as compensation for services provided to the Portfolio, an advisory fee at the annual rate set forth in the Advisory Agreement (the “Advisory Fee”); and

WHEREAS, the Board of Trustees of the Trust approved an Advisory Fee Waiver Agreement by and between the Adviser and the Trust, on behalf of the Portfolio, at a meeting held on October 7, 2020, and the Adviser now agrees to waive a portion of its Advisory Fee in the amount set forth herein.

NOW, THEREFORE, it is hereby agreed between the parties hereto as follows:

1.

The Adviser shall waive a portion of its Advisory Fee under the Advisory Agreement with respect to the Portfolio so that the Advisory Fee payable by the Portfolio is equal to 0.66% of the Portfolio’s average daily net assets on the first $600 million, 0.61% of the Portfolio’s average daily net assets on the next $900 million and 0.56% of the Portfolio’s average daily net over $1.5 billion assets.

2.

This Agreement shall continue in effect until April 30, 2022, and from year to year thereafter provided such continuance is agreed to by the Adviser and approved by a majority of the Trustees of the Trust who (i) are not “interested persons” of the Trust or the Adviser, as defined in the Investment Company Act of 1940, as amended, and (ii) have no direct or indirect financial interest in the operation of this Agreement. Upon termination of the Advisory Agreement with respect to the Portfolio, this Agreement shall automatically terminate.

3.	This Agreement shall be construed in accordance with the laws of the State of New York.

4.	This Agreement may be amended by mutual consent of the parties hereto in writing.

[Signature page follows]

IN WITNESS WHEREOF, the parties have caused their respective duly authorized officers to execute this Agreement as of the date first above written.

SUNAMERICA ASSET MANAGEMENT, LLC

By:	/s/ Sharon French
Name:	Sharon French
Title:	President and Chief Executive Officer

SUNAMERICA SERIES TRUST, on behalf of SA MFS Massachusetts Investors Trust Portfolio, a series thereof

By:	/s/ John T. Genoy
Name:	John T. Genoy
Title:	President